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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

March 25, 2026

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that, the Board, at their meeting held today, March 25, 2026, approved the following items of business:

1. Acquisition of Optimum Achieve Holdings, Inc along with its subsidiaries, including Optimum Healthcare IT, LLC. A press release titled "**Infosys to Acquire Leading Healthcare Digital Transformation Company, Optimum Healthcare IT**" along with additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure I.

2. Acquisition of Stratus Global LLC (Stratus), USA. A press release titled "**Infosys to Acquire Leading Insurance Consulting Technology Company, Stratus**" along with additional information as per Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations is enclosed as Annexure II.

The Board meeting commenced at 8.35 p.m. IST and concluded at 9.17 p.m. IST.

The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2026.03.25 22:01:14 +05'30'

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

Infosys®

PRESS RELEASE

Infosys to Acquire Leading Healthcare Digital Transformation Company, Optimum Healthcare IT

Acquisition to unlock AI-powered cloud and digital transformation for healthcare providers

Bengaluru, India and Florida, US – March 25, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire Optimum Healthcare IT, recognized as a Best in KLAS healthcare digital transformation and consulting firm recognized for helping provider organizations drive large-scale transformation.

The acquisition of Optimum Healthcare IT underscores Infosys' commitment to strengthening its healthcare capabilities, particularly in collaboration with health systems and provider organizations to deliver measurable outcomes across complex clinical and operational environments. Optimum Healthcare IT brings deep provider-domain expertise and a proven delivery model – making it a strong strategic fit for Infosys' scale and healthcare growth strategy. This investment significantly enhances Infosys' presence in the provider segment, adding new clients and relationships, expanding technology capabilities, and creating synergies across new buying centers. Healthcare providers served by Optimum Healthcare IT will now have access to Infosys' broader offerings across Infosys Topaz AI offerings, Infosys Cobalt cloud offerings, cloud engineering, infrastructure services, cybersecurity and application transformation.

Salil Parekh, Chief Executive Officer, Infosys, said, "Optimum Healthcare IT has established a strong position in the healthcare sector by consistently delivering measurable outcomes through deep domain expertise and trusted client engagements. By bringing together Optimum's provider experience with Infosys Topaz and Infosys Cobalt, we are positioned to create a differentiated value proposition for healthcare providers – accelerating end-to-end cloud, data, and digital transformation at scale. We are pleased to welcome Optimum Healthcare and its leadership team to Infosys as we advance our shared vision for the future of healthcare."

Gene Scheurer, Chief Executive Officer and Co-Founder of Optimum Healthcare IT, said, "From the beginning, Optimum was built to deliver results through a focus on execution, collaboration, and quality. With Infosys' long-term investment and global scale behind us, we're positioned to accelerate AI and digital led growth and expand what we can deliver while remaining anchored in the values, service model, and healthcare focus our clients count on."

Venky Ananth, EVP & Head of Healthcare, Infosys, said "Optimum Healthcare IT brings specialized provider-focused capabilities, including health record advisory, implementation, and support, further

strengthening Infosys' healthcare portfolio. Together, Infosys and Optimum Healthcare IT will advance AI-led, large-scale cloud and data transformation initiatives for healthcare providers through an integrated, end-to-end set of offerings – supporting improved patient experiences through data-driven, personalized care while driving greater operational efficiency and cost optimization."

Jason Mabry, President and Co-Founder of Optimum Healthcare IT, added, "Our success has always been driven by our people and the trust our clients place in them. This next chapter with Infosys, strengthens our healthcare industry leadership position while maintaining the same Optimum team, leadership involvement, and client-first experience that organizations know and expect and an unwavering commitment towards execution."

Optimum Healthcare is an Elite ServiceNow partner, and received the 2026 ServiceNow Partner of the Year Award, is a Premier AWS partner, Workday Services partner and a Microsoft Azure partner.

Investment Bank Harris Williams advised Optimum Healthcare IT on the transaction.

The transaction is expected to close during the first quarter of FY 2027, subject to regulatory approvals and completion of closing conditions.

About Optimum Healthcare IT
Optimum Healthcare IT is a Best in KLAS healthcare IT digital transformation and consulting firm based in Jacksonville Beach, Florida. Optimum's comprehensive service offerings include Enterprise Application Services, Digital Transformation, and Workforce Management, which features our skill development program, Optimum CareerPath®. Backed by a leadership team with extensive expertise, we deliver tailored healthcare consulting solutions to diverse organizations.

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 330,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 63 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to

effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence ("AI"), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contact:
For more information, please contact: PR_Global@infosys.com

Annexure I

Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure) Regulations, 2015 read with SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl. No.	Particulars	Description
1.	Name of the target entity	**Target Entity**: Optimum Achieve Holdings, Inc. along with its subsidiaries, including Optimum Healthcare IT, LLC (herein together referred to as 'Optimum Healthcare IT') **Acquirer**: Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited
2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
3.	Industry to which the entity being acquired belongs	Healthcare Technology Consulting
4.	Objects and effects of acquisition	The acquisition reflects Infosys' commitment to expand its healthcare industry capabilities and unlock AI-powered cloud & digital transformation to healthcare providers. Optimum Healthcare IT, recognized as a Best in KLAS healthcare digital transformation and consulting firm, is one of the fastest growing Healthcare technology consulting providers. It brings to Infosys team of 1600+ experts with deep Healthcare provider domain expertise, a proven delivery model, a strong reputation for partnership and results, making it a strong strategic fit for Infosys' scale and healthcare growth strategy. This investment significantly enhances Infosys' presence in the provider segment, adding new clients and relationships, expanding technology capabilities, and creating synergies across new buying centers. Healthcare providers served by Optimum Healthcare IT will now have access to Infosys' broader offerings across Infosys Topaz AI offerings, Infosys Cobalt cloud offerings, cloud engineering, infrastructure services, cybersecurity and application transformation.
5.	Any governmental or regulatory approvals required for the acquisition	Anti-trust approvals required under the competition laws of the United States and such other regulatory approvals/waiver as may be required.

6.	Indicative time period for completion of the acquisition	The acquisition of Optimum Healthcare IT is expected to close during the first quarter of fiscal 2027, subject to completion of closing conditions.
7.	Nature of consideration	Cash
8.	Cost of acquisition or the price at which the shares are acquired;	Upto USD 465 million, including upfront and earnouts, excluding management incentives, and retention bonus.
9.	Percentage of holding	100% of the equity share capital in Optimum Healthcare IT.
10.	Brief Background	Founded in 2012, headquartered in Florida, US, Optimum Healthcare IT is recognized as Best in KLAS healthcare IT digital transformation and consulting firm. U.S based providers of healthcare IT and digital transformation solutions, specializing in technology-driven consulting, implementation, and managed services for hospitals, health systems, and payers. Optimum Healthcare IT is majority owned by private equity investors, founders and management. Last 3 years' Revenues (Fiscal year ending December 31st): FY25: USD 275.9 million, FY24: USD 106.6 million, FY23: USD 114.3 million.

Infosys®
PRESS RELEASE

Infosys to Acquire Leading Insurance Consulting Technology Company, Stratus

Acquisition to unlock AI value with digital and data transformation for global P&C insurers

Bengaluru, India and New Jersey, US – March 25, 2026: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, today announced a definitive agreement to acquire Stratus, a leading technology solutions provider for the property & casualty (P&C) insurance industry. This strategic move strengthens Infosys' leadership in the insurance sector and accelerates AI-powered digital and data transformation for global P&C insurance clients.

Headquartered in the United States, Stratus brings a team of 450+ experts with deep industry knowledge, consulting excellence, and advanced technology capabilities. Stratus is a leading Guidewire Software partner offering transformation solutions to property and casualty (P&C) insurers. With a global delivery footprint that spans across the U.S., Canada, and India, Stratus delivers end-to-end Guidewire InsuranceSuite capabilities across PolicyCenter, ClaimCenter, BillingCenter, integrations, upgrades, cloud migrations, and application managed services. The company brings deep P&C domain expertise across personal, commercial workers' compensation, and specialty lines, supported by industry-specific accelerators and repeatable delivery frameworks that enable faster, high-quality transformations at scale. Stratus has a dedicated data practice with capabilities across Guidewire CDA, Data Studio, DataHub and InfoCenter, Databricks, and Microsoft Fabric, positioning it as a differentiated, scaled partner for complex, cloud- and AI-led P&C transformations.

By integrating Stratus' strong Guidewire and P&C insurance platform consulting expertise with Infosys' global reach, Infosys Topaz AI offerings, and Infosys Cobalt cloud offerings, Infosys will be well-equipped to support insurers in core modernization, cloud adoption, data-driven transformation, and enhancing customer experience. The collaboration also expands Infosys' presence with new insurance customers and key buying centers globally.

Kannan Amaresh, SVP & Head of Insurance, Infosys, said "AI is fundamentally transforming the global insurance industry, strengthening decision-making across underwriting, claims, and fraud detection, while making systems intelligent and significantly improving operational efficiency. The P&C segment is leading AI adoption in the insurance sector, driven by the need for claims automation, advanced underwriting, and sophisticated risk modeling amid claim volumes and elevated risks exposure. Infosys is unlocking AI value for P&C insurers through digital and data-led transformation. By combining Stratus' deep technology consulting capabilities with Infosys' established leadership in insurance sector, we are further enhancing

our ability to drive value for our clients. We are excited to welcome Stratus and its leadership team to the Infosys family."

Chuck Fillizola, CEO, Stratus, said "Stratus was built to help property and casualty insurers modernize their core platforms with deep domain expertise, disciplined execution and meaningful outcomes while putting people at the heart of every engagement. The future of insurance transformation requires more than technology. It demands execution rigor and the ability to operationalize AI across delivery and operations. Joining Infosys allows us to carry this mission forward at global scale by combining our Guidewire and P&C specialization with Infosys Topaz and Infosys Cobalt. This is a powerful strategic fit that accelerates innovation while preserving the consulting-led, human-centered culture our clients, partners and teams rely on."

The transaction is expected to close during the first quarter of FY 2027, subject to completion of closing conditions.

About Stratus
Stratus (Stratus Technologies) is a premier Guidewire transformation partner, bringing deep industry expertise and global delivery strength across the United States, Canada and India. Known for accelerating digital transformation for P&C insurers, Stratus delivers high-impact solutions across core modernization, Guidewire Cloud migrations, data and analytics, managed services and talent innovation. Its proven accelerators and domain-aligned delivery frameworks across PolicyCenter, CloudReady, BillingCenter, ClaimCenter and Guidewire Cloud consistently help carriers achieve faster time-to-value and more predictable business outcomes. Now strengthened by Infosys' global scale, AI-driven platforms and consulting-led capabilities, Stratus is uniquely positioned to help insurers modernize with confidence, unlock next-generation customer experiences and scale innovation across the insurance value chain. For more information, please visit www.stratustech.com

About Infosys
Infosys is a global leader in next-generation digital services and consulting. Over 330,000 of our people work to amplify human potential and create the next opportunity for people, businesses and communities. We enable clients in 63 countries to navigate their digital transformation. With over four decades of experience in managing the systems and workings of global enterprises, we expertly steer clients, as they navigate their digital transformation powered by cloud and AI. We enable them with an AI-first core, empower the business with agile digital at scale and drive continuous improvement with always-on learning through the transfer of digital skills, expertise, and ideas from our innovation ecosystem. We are deeply committed to being a well-governed, environmentally sustainable organization where diverse talent thrives in an inclusive workplace.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor
Certain statements in this release concerning our future growth prospects, or our future financial or operating performance, are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the execution of our business strategy, increased competition for talent, our ability to attract and retain personnel, increase in wages, investments to reskill our employees, our ability to

effectively implement a hybrid work model, economic uncertainties and geo-political situations, technological disruptions and innovations such as artificial intelligence ("AI"), generative AI, the complex and evolving regulatory landscape including immigration regulation changes, our ESG vision, our capital allocation policy and expectations concerning our market position, future operations, margins, profitability, liquidity, capital resources, our corporate actions including acquisitions, and cybersecurity matters. Important factors that may cause actual results or outcomes to differ from those implied by the forward-looking statements are discussed in more detail in our US Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2025. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

Media Contact:
For more information, please contact: PR_Global@infosys.com

Annexure II

Disclosure pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure) Regulations, 2015 read with SEBI Master Circular No. SEBI/HO/CFD/PoD2/CIR/P/0155 dated November 11, 2024

Sl. No.	Particulars	Description
1.	Name of the target entity	**Target Entity:** Stratus Global LLC (Stratus), US **Acquirer:** Infosys Nova Holdings LLC, a wholly owned subsidiary of Infosys Limited
2.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired?	No.
3.	Industry to which the entity being acquired belongs	Insurance industry
4.	Objects and effects of acquisition	The acquisition demonstrates our commitment towards industry specific solution offerings and strengthens Infosys' Insurance (Guidewire) capabilities. AI is fundamentally transforming the global insurance industry, strengthening decision-making across underwriting, claims, and fraud detection, while making systems intelligent and significantly improving operational efficiency. The Property & Casualty (P&C) segment is leading AI adoption and Infosys is unlocking AI value for P&C insurers through digital and data-led transformation. Stratus (www.stratustech.com) brings a team of 450+ experts with deep industry knowledge, consulting excellence, and advanced technology capabilities. Bringing together, Stratus' strong Guidewire and P&C insurance platform consulting expertise with Infosys' global reach, Infosys Topaz AI offerings, and Infosys Cobalt cloud offerings, Infosys will be well-equipped to enhance insurers customer experience and drive core modernization, cloud adoption, data-driven transformation. The collaboration also expands Infosys' presence with new insurance customers and key buying centers globally.
5.	Any governmental or regulatory approvals required for the acquisition	None.

6.	Indicative time period for completion of the acquisition	The acquisition is expected to close during the first quarter of fiscal 2027, subject to completion of closing conditions.
7.	Nature of consideration	Cash
8.	Cost of acquisition or the price at which the shares are acquired;	Upto USD 95 million, including upfront and earnouts, excluding management incentives, and retention bonus.
9.	Percentage of holding	100% of the partnership interests in Stratus
10.	Brief Background	Founded in 2001, headquartered in New Jersey, US, Stratus is an insurance technology partner serving P&C insurers and managing general agents (MGAs). The company specializes in Guidewire implementations and upgrades, Guidewire Cloud migration, data modernization, application support and managed services, and insurance talent solutions. Stratus operates with delivery teams across the United States, Canada, and India. Stratus Global LLC is owned by private equity investors, founders and management. Last 3 years' Revenues (Fiscal year ending December 31st): FY25: USD 42.8 million, FY24: USD 36.2 million, FY23: USD 35.1 million.